Exhibit 99.42

Linear Gold Sets Record Date for Distribution of Linear Metals Corporation Units as a Dividend-in-Kind to Linear Gold Shareholders

June 8, 2006 - Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) is pleased to announce that the planned reorganization involving the shareholder distribution of the shares of Linear Gold's 100% owned subsidiary, Linear Metals Corporation (“Linear Metals”), to Linear Gold’s shareholders of record as of June 26, 2006, has been approved by the directors. The reorganization will be completed in substantially the same form as announced on April 24, 2006.

Linear Gold 's Board of Directors has approved the payment of the dividend in the form of each Linear Gold shareholder receiving a Unit in Linear Metals comprised of 0.8 common shares and one-tenth of a warrant, with each full warrant entitling the holder to acquire an additional common share of Linear Metals for $0.12 at any time prior to July 27, 2006 ..   Accordingly, for each ten shares held by a Linear Gold shareholder, they will receive eight common shares of Linear Metals and one warrant, expiring on July 27, 2006, to acquire an additional common share at $0.12.   Based on the current 21,397,780 issued and outstanding shares in Linear Gold, 17,118,224 common shares and 2,139,778 warrants of Linear Metals are expected to be distributed. Linear Metals has arranged for a s tandby s ubscription c ommitment to subscribe for any unexercised warrants, thereby providing that 2,139,778 shares will be issued pursuant to the exercise of warrants and the s tandby s ubscription commitme nt.  The s tandby s ubscription c ommitment will be provided by managers of Linear Gold ..

Linear Metals has filed a preliminary p rospectus qualifying the Linear Metals common shares for distribution and anticipates filing and receipt of the final prospectus will occur within the next 10 days ..

The TSX - Venture E xchange (the “Exchange”) has conditionally accepted Linear Metals’ application for listing of its common shares and Linear Metals will continue working with the Exchange to complete the listing in a timely and efficient manner.

In connection with the reorganization, the Cobre Grande, La Morena and Tierra Blanca properties, located in Mexico, have been transferred to Linear Metals Corp. Mexico, S.A. de C.V., a wholly owned subsidiary of Linear Metals and the Seymour Lake and KM 61 properties , located in Canada, have been transferred to Linear Metals.  Information on each of these properties is available on the Linear Gold website www.lineargoldcorp.com ..

Linear Metals Strategy

Linear Metals plans to explore and advance its initial portfolio of properties while aggressively pursuing non-gold assets with an initial focus on Mexico.  Linear Metals will pursue acquisitions that are not in competition with Linear Gold.

For further information please contact Brian MacEachen, Chief Financial Officer or Terry Christopher, Manager of Investor Relations at 1-902-422-1421.

/s/ Wade K. Dawe

Wade K. Dawe, President

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

European Investor Relations contact:

        Nick Fuller or Samantha Fletcher

        Fuller Fletcher & Associates Ltd

        Tel:  +44 207 256 5204

        Fax: +44 207 256 5678